As filed with the Securities and Exchange Commission on September 24, 2004.

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHINA RESOURCES DEVELOPMENT, INC.
(Exact name of Registrant as specified in charter)

Nevada	**5190**	**87-0263643**
(State or Other Jurisdiction	*(Primary Standard Industrial*	*(I.R.S. Employer*
of Incorporation)	*Classification Code Number)*	*Identification No.)*

AND

BILLION LUCK COMPANY LTD
(Exact name of Registrant as specified in charter)

British Virgin Islands	**5190**	**Not Applicable**
(State or Other Jurisdiction	*(Primary Standard Industrial*	*(I.R.S. Employer*
of Incorporation)	*Classification Code Number)*	*Identification No.)*

_____

Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ching Lung Po, President
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
David A. Ficksman, Esq.
Loeb & Loeb LLP
10100 Santa Monica Boulevard, Suite 2200
Los Angeles, California 90067-4164
(310) 282-2000

_____

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

_____

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

_____

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be Registered	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	1,247,823 (1)	$4.11	$5,133,544	$655

_____

(1) Represents the maximum number of shares of common stock of Billion Luck Company Ltd ("Billion Luck"), a British Virgin Islands corporation, which is a wholly-owned subsidiary of China Resources Development, Inc. ("CRD" or the "Company"). These shares will be issued upon the exchange of shares of CRD for Billion Luck shares pursuant to the proposed Merger described herein.

(2) The price of $4.11 per share was the average of the high and low bid prices of the China Resources' common stock on the Nasdaq Small Cap Market on September 17, 2004 which will be cancelled in connection with the Merger. This price is solely for the purposes of calculating the registration fee in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

JOINT INFORMATION STATEMENT
───────────────────

CHINA RESOURCES DEVELOPMENT, INC.

and

BILLION LUCK COMPANY LTD
───────────────────

Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205

NOTICE OF ACTION TAKEN BY WRITTEN CONSENT

October 15, 2004

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ACTION, DEFINED BELOW, HAS ALREADY BEEN APPROVED BY THE WRITTEN CONSENT OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES ENTITLED TO VOTE ON THIS MATTER. A VOTE OF THE REMAINING STOCKHOLDERS IS NOT NECESSARY.

General

This Joint Information Statement/Prospectus along with our Form 10-KSB for the fiscal year ended December 31, 2003 and our Form 10-QSB for the quarter ended June 30, 2004 are being furnished on or about October 15, 2004 to stockholders of record at the close of business on August 15, 2004 (the "Record Date") of both common stock, par value $0.001 (the "Common Stock") and the Series B Preferred Stock ("Preferred Stock") of China Resources Development, Inc. ("CRD", "China Resources" or the "Company") in connection with the following (the "Action"):

- Changing the Company's corporate domicile, or place of incorporation, from the State of Nevada to the British Virgin Islands (the "BVI"). The change of our domicile from the State of Nevada to the BVI will be accomplished through a merger (the "Merger") of the Company into our wholly-owned subsidiary, Billion Luck Company Ltd ("Billion Luck"), a company organized under the laws of the BVI.

Voting Procedures

The Board of Directors has approved, and a majority of the stockholders (the "Consenting Stockholders") representing 50.3% of the outstanding voting power as of the Record Date have consented in writing to the Action. Such approval and consent constitute the approval and consent of a majority of the total number of shares entitled to vote on this matter and is sufficient under the Nevada Revised Statutes ("NRS") to approve the Action. Accordingly, the Action will not be submitted to the other stockholders.

The Board of Directors of Billion Luck and the sole stockholder of Billion Luck have consented in writing to the Action. Such approval and consent constitute the approval and consent of a majority of the total number of shares entitled to vote on this matter and is sufficient under the laws of the British Virgin Islands to approve the Action.

CRD will pay all costs associated with the distribution of this Information Statement/Prospectus and the filing of the Registration Statement, including the costs of printing and mailing. CRD will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending this Joint Information Statement/Prospectus to the beneficial owners of CRD's Common Stock.

The Merger will be effective when Articles of Merger are filed with the Registrar of Corporate Affairs in the British Virgin Islands and with the Department of Commerce, Division of Corporations of the State of Nevada. Under federal securities, laws, the Articles of Merger cannot be filed until at least 20 days after the mailing of this Joint Information Statement/ Prospectus.

PROSPECTUS

_____

BILLION LUCK COMPANY LTD
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205

1,247,823 Common Stock

_____

This Joint Information Statement/Prospectus relates to up to 1,247,823 shares of common stock, no par value of Billion Luck which will be issued to the stockholders of China Resources in exchange for their shares of China Resources, upon consummation of the proposed Merger between Billion Luck and CRD with Billion Luck being the surviving corporation. As a result of the Merger, the corporate domicile or CRD, will effectively be changed from the State of Nevada to the British Virgin Islands.

CRD is a holding company and Billion Luck its wholly-owned subsidiary and most of CRD's operations are conducted through Billion Luck. Therefore there is no separate discussion of the operations or financial results of Billion Luck, as management has determined that it would be unduly confusing and duplicative. References to us, our and the Company refer to both Billion Luck and CRD.

THIS JOINT INFORMATION STATEMENT/PROSPECTUS AND THE ACCOMPANYING FORMS OF INFORMATION ARE FIRST BEING MAILED ON OR ABOUT OCTOBER 15, 2004.

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS' BEGINNING ON PAGE 6 FOR A DISCUSSION OF THESE RISKS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____

The date of this Joint Information Statement/Prospectus is October 15, 2004.

TABLE OF CONTENTS

PAGE

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. HOW WILL THE MERGER BE EFFECTED?

A. CRD will merge into Billion Luck. Billion Luck will be the surviving company of the Merger and as a result of the Merger, CRD will no longer exist. The Merger Agreement is attached to this Notice as Annex C.

Q. WHAT WILL THE NAME OF THE COMPANY BE AFTER THE MERGER?

A. Pursuant to the Merger Agreement, Billion Luck will change its name to China Natural Resources, Inc.

Q. WHAT WILL HAPPEN TO THE ASSETS, LIABILITIES AND CONTRACTS OF CRD IN THE MERGER?

A. All of the assets, liabilities and contracts of CRD will, through the Merger with Billion Luck, become the assets, liabilities and contracts of Billion Luck.

Q: WHAT WILL HAPPEN TO MY SHARES OF CRD?

A: As a result of the Merger, all your shares will be automatically converted into shares of Billion Luck on a one-for-one basis. For example, if you currently own 10,000 shares of Common Stock of CRD, after the Merger you will own 10,000 shares of Common Stock of Billion Luck. If you own 10,000 Shares of CRD Preferred Stock, after the Merger you will own 10,000 shares of Preferred Stock of Billion Luck. After the Merger, you will no longer own any shares of CRD. As a result of the Merger, all of the stockholders of CRD will become stockholders of Billion Luck and CRD will no longer exist.

Q: ARE PREFERRED SHARES ALSO BEING REGISTERED?

A: No. There is currently only one holder of CRD Preferred Stock. The shares of Preferred Stock to be issued by Billion Luck at the effective time of the Merger will be issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

Q. WILL THE MERGER RESULT IN A CHANGE OF STOCKHOLDER CONTROL?

A. No, the Merger will not, on its own, result in a change of control. There are currently, 1,247,823 shares of Common Stock and 320,000 shares of Preferred Stock issued to our stockholders. After giving effect to the Merger, there will be 1,247,823 shares of Billion Luck's Common Stock and 320,000 shares of Billion Luck's Preferred Stock outstanding. No person, except for the stockholders of CRD, will be issued shares of Billion Luck as part of the Merger.

Q. WHAT ARE THE BENEFITS TO THE COMPANY OF COMPLETING THIS REORGANIZATION?

A. Most of our operations are conducted through Billion Luck. A key objective of the reorganization is to consolidate all of our operations through one holding company, Billion Luck, to make the operating structure more efficient, which will improve cash flow and enable us to maximize existing business growth and which we believe will allow us to be more competitive in the global marketplace. Further, by eliminating CRD from the structure, certain United States corporate and tax reporting and compliance obligations are avoided. For example, while CRD owns Billion Luck, Billion Luck is considered a controlled foreign corporation ("CFC") for United States federal income tax purposes. Billion Luck's foreign subsidiary corporations are also CFCs. CRD, as the direct, and indirect, sole shareholder of CFCs, is subject to U.S. tax compliance obligations and potential tax liabilities. Billion Luck and its foreign subsidiaries will not be CFCs after the Merger, and will not again become CFCs so long as no more than fifty percent (50%) of their equity, by vote or value, is owned or considered owned by U.S. persons owning ten percent (10%) or more of their stock. Under current United States federal income tax rules, the Merger avoids future exposure to U.S. tax liability and tax compliance obligations that could occur if Billion Luck were to continue to qualify as a CFC. However, it should be noted that several members of the United States Congress have introduced legislation that, if enacted, may reduce or eliminate the anticipated tax benefits. Differing versions of the proposed legislation have been passed by both houses of Congress. It is possible that the two competing versions may be reconciled and adopted as law.

Q. WHAT EFFECT WILL THE MERGER HAVE ON MANAGEMENT OF THE COMPANY?

A. In connection with the Merger, the current management of China Resources will become the management of Billion Luck.

Q. WHAT EFFECT WILL THIS CHANGE HAVE ON ME AS A STOCKHOLDER?

A.   Your rights as a stockholder of newly merged company will be governed by the laws of the BVI and Billion Luck's Memorandum of Association and Articles of Association in the form attached as Annexes A and B to this Information Statement/Prospectus, as opposed to the laws of the Nevada and our existing Articles of Incorporation and Bylaws. See Comparison of Rights of Stockholders for a more detailed description of the differences between Nevada law and the laws of the BVI.

Q: WHAT ARE THE TAX CONSEQUENCES TO CRD STOCKHOLDERS OF CHANGING CRD'S PLACE OF INCORPORATION?

A: CRD believes that, under *current* United States federal income tax rules, the Merger will be treated as a tax-free reorganization with respect to the CRD stockholders. Therefore, you should not recognize any gain or loss on the exchange of your CRD shares for Billion Luck shares. CRD believes the Merger will be a taxable transaction with respect to CRD. However, it should be noted that several members of the United States Congress have introduced legislation that, if enacted, may change the tax consequences of the Merger. Differing versions of the proposed legislation have been passed by both houses of Congress. It is possible that the two competing versions may be reconciled and adopted as law. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES OF THE REORGANIZATION. See United States Income Tax Consequences for a more detailed summary of the United States federal income tax consequences of the Merger.

Q: WILL THE SHARES BEING ISSUED BY INFORMATION STATEMENT/PROSPECTUS BE LISTED ON THE NASDAQ SMALL CAP MARKET?

A: Yes. After the applicable merger documents have been filed with the Nevada Secretary of State and the Articles of Merger have been filed with the Registrar of Companies in the BVI, Billion Luck will apply for a new CUSIP Number and send a notice of the Merger to the Nasdaq. Nasdaq will reflect the change on its records and issue Billion Luck a new trading symbol.

Q: ARE THERE DISSENTERS' RIGHTS?

A: Yes. If you were not asked to consent to the Merger, you are entitled to receive the "fair market value" of your shares. Please review the section of this Notice entitled Dissenter's Rights under Nevada law for a more detailed description of how to exercise you dissenters' rights. See Dissenters' Rights for a more detailed explanation of your dissenters rights.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have additional questions about the Merger, you should contact:

Ching Lung Po
China Resources Development, Inc.
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205

ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

This Information Statement/Prospectus is part of a registration statement we have filed with the Securities and Exchange Commission. You should read this Information Statement/Prospectus with the additional information described under the heading "Where You Can Find More Information." We are proposing a change of our domicile or place of incorporation from the State of Nevada to the British Virgin Islands. In transactions in which a U.S. corporation changes its domicile from one U.S. state to another U.S. state, through a merger, no registration of the shares to be issued in the Merger is required under Rule 145 as promulgated under the Securities Act of 1933, as amended. However, we are proposing that our domicile be changed to the British Virgin Islands and therefore, registration of the shares of Billion Luck Company Ltd., our wholly-owned subsidiary which will be issued in connection with the Merger, must be registered.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement/Prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend," "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. The sections captioned "Risk Factors" as well as any cautionary language in this Information Statement / Prospectus, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We qualify any forward-looking statements entirely by these cautionary factors.

SUMMARY

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING AND DESCRIPTION OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT, THE OTHER AVAILABLE INFORMATION REFERRED TO IN "WHERE YOU CAN FIND MORE INFORMATION" AND THE DOCUMENTS ATTACHED TO THIS INFORMATION STATEMENT/PROSPECTUS.

Overview

The Merger, as approved by our Board of Directors and the Consenting Stockholders, will result in the change of CRD's domicile from the State of Nevada to the British Virgin Islands.

Parties to the Merger

CHINA RESOURCES DEVELOPMENT, INC.
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205

BILLION LUCK COMPANY LTD.
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C, Sheung Wan, Hong Kong
011-852-2810-7205

The proxy rules promulgated under the Securities Exchange Act of 1934, as amended, require that this Joint Information Statements/Prospectus present information regarding the operations and financial condition of both parties to the Merger. However, because China Resources is a holding company and Billion Luck is our wholly-owned subsidiary, and most of our operations are conducted through Billion Luck, we have not included a separate discussion of the operations or financial results of Billion Luck, as management has determined that it would be unduly confusing and duplicative.

Terms of the Merger Agreement

The Merger Agreement is attached to this Information Statement as Annex C. You should read the Merger Agreement in its entirety. It is the legal document that governs the Merger. The Merger Agreement provides that CRD will be merged with and into Billion Luck, with Billion Luck being the surviving corporation. As a CRD stockholder, each share of your Common Stock and Preferred Stock will automatically be converted into the same number of common stock and preferred stock of Billion Luck. You will be sent written instructions for surrendering your certificates after we have completed the Merger.

Comparison of Corporate Law

The corporate governing documents of Billion Luck and the corporate laws of the British Virgin Islands are similar to, but not identical with the corporate governing documents of CRD and the corporate laws of Nevada. A more detailed description of the comparison of corporate governing documents and corporate laws is set forth later in this Information Statement/Prospectus.

United States Federal Income Tax Consequences

CRD believes that, under current United States federal income tax rules, the Merger will be treated as a tax-free reorganization with respect to the CRD stockholders. However, the Merger will be a taxable transaction with respect to CRD, under which CRD will recognize taxable gain to the extent the fair market value of its assets exceeds the assets' adjusted carrying cost (i.e., "tax basis"), as calculated for United States tax purposes. However, it should be noted that several members of the United States Congress have introduced legislation that, if enacted, may change the tax consequences of the Merger. Differing versions of the proposed legislation have been passed by both houses of Congress. It is possible that the two competing versions may be reconciled and adopted as law. See "Tax Consequences" for more detail on the federal income tax consequences. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER THAT ARE PARTICULAR TO YOU.

Governmental Filings

CRD and Billion Luck are required to file Articles of Merger with the State of Nevada, Division of Corporations and the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger.

Dissenter's Rights

Stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where: (i) they are stockholders of the surviving corporation and the merger did not require their approval under Nevada law; (ii) the corporation's shares are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by The National Association of Securities Dealers, Inc.; or (iii) the corporation's shares are held of record by more than 2,000 stockholders. You have Dissenter's Rights because our shares are quoted on the Nasdaq Small Cap Market which, by definition, is not a national market system and our stock is held by fewer than 2,000 stockholders of record.

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS INFORMATION STATEMENT/PROSPECTUS. IF ANY OF THE RISKS DISCUSSED IN THIS INFORMATION STATEMENT/PROSPECTUS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

After the Merger, Billion Luck will be a "foreign private issuer" and will have disclosure obligations that are less stringent than those of CRD and other U.S. domestic reporting companies.

After the merger, Billion Luck will be a foreign private issuer and, as a result, obtains relief from certain of the requirements the SEC imposes upon U.S. domestic issuers like CRD. For example, Billion Luck will not be required to issue quarterly reports or proxy statements. Billion Luck will be allowed six months to issue annual reports instead of three, and Billion Luck will not be required to disclose executive compensation reports that are as detailed as U.S. domestic issuers. Billion Luck's directors and officers will not be required to report equity holdings under Section 16 of the Securities Exchange Act, although Billion Luck will file reports under Section 13 of the Securities Exchange Act of 1934, if and when applicable. In general, because various disclosure obligations of Billion Luck as a foreign private issuer are less stringent than those required of CRD, stockholders will no longer receive an equivalent amount of disclosure from Billion Luck which they have received in the past from CRD.

Amendments to Governing Documents.

Under the laws of the British Virgin Islands and under the Memorandum of Association of Billion Luck, the Articles of Association and Memorandum of Association of Billion Luck may be amended by resolution of the Board of Directors without stockholder approval. Such amendments may include, but are not limited to, amendments to change our authorized capital, including authorizing a class of preferred stock, and amendments to change our name. Under Nevada law, amendments to our Articles of Incorporation require stockholder approval.

After the Merger, your rights as a stockholder will be governed by the laws of the British Virgin Islands.

By changing our place of incorporation, CRD will experience changes in governing corporate law and our governing documents. As a result of the Merger, CRD will be incorporated in the British Virgin Islands and will no longer be incorporated in the State of Nevada. On the date we change our place of incorporation we will be subject to the laws of the British Virgin Islands. These changes are highlighted under the section "Comparison of Rights of Stockholders".

One of the benefits of the reorganization could be reduced or eliminated if there are unfavorable changes in or interpretations of tax laws.

Several members of the United States Congress have introduced legislation that, if enacted, might reduce or eliminate the anticipated United States federal income tax benefits of the transaction. The proposed legislation is generally directed at somewhat different transactions (e.g., the United States-to-foreign restructuring of United States corporations with substantial operations, employees, and assets in the United States), rather than at transactions involving United States corporations, such as CRD, that function merely as holding companies for foreign assets and operations in foreign subsidiary entities, such as Billion Luck. However, there appears to be a risk that the broad legislative proposals could, if enacted, apply to the Merger. Therefore, those legislative proposals should be noted.

In 2003, Senator Charles Grassley, as Chairman of the Senate Finance Committee, along with Senator Max Baucus, as Ranking Minority Member of the Senate Finance Committee, introduced legislation (S. 1637), which was passed by the Senate on May 11, 2004. The 2004 Senate Legislation is proposed to apply to transactions completed after March 20, 2002. This 2004 Senate Legislation, for United States federal income tax purposes, would treat a foreign corporation that undertakes a covered corporate inversion transaction as a domestic corporation. On June 4, 2004, Representative Thomas introduced legislation that deviates substantially the 2004 Senate Legislation (H. 4520). The House passed this proposed legislation on June 17, 2004. The 2004 Thomas Legislation would not treat a foreign corporation that undertakes a covered corporate inversion transaction as a domestic corporation. Instead, the corporate level gain and resulting federal income tax that generally applies to such inversions could not be offset by tax attributes such as net operating losses and foreign tax credits. The 2004 Thomas Legislation would be effective for inversion transactions completed after March 4, 2003. The Senate and the House currently are planning to hold conference negotiations on S. 1637 and H. 4520. If either of the current legislative proposals were enacted, maintained their effective dates and were applicable to this Merger, it could vitiate the United States federal income tax benefits and reduce United States tax compliance burdens anticipated as a result of the Merger. If the 2004 Senate Legislation were enacted and applied to the Merger, CRD would not recognize any gain on the Merger, but Billion Luck would be treated as a domestic corporation after the Merger. Billion Luck would be subject to United States federal income tax on its worldwide income and its foreign subsidiaries in which it owns, directly or indirectly, more than 50% of its equity, by vote or value, would be CFCs after the Merger. If the 2004 House Legislation were enacted and applied to the Merger, CRD would recognize any gain, and the tax related thereto, could not be offset by its tax attributes, such as its net operating losses. Billion Luck would not be treated as a domestic corporation for U.S. tax purposes.

The United States Congress has included similar corporate inversion provisions in several legislative proposals over the past few years, but none of these proposals were ever passed by either house of Congress, The history illustrates, however, that many members of Congress believe that the taxation of certain corporate inversion transactions should be modified. On March 6, 2002, Representative Richard E. Neal (along with 18 co-sponsors) introduced legislation (H.R. 3884) that was substantially similar to the 2004 Senate Legislation and would treat a foreign corporation that undertakes a covered corporate expatriation transaction as a domestic corporation and, thus, such foreign corporation would be subject to United States federal income tax after the transaction. The Neal Legislation was proposed to be effective for corporate expatriation transactions completed after September 11, 2001. Representative James H. Maloney also introduced legislation that was substantially similar to the 2004 Senate Legislation, including a September 11, 2001 effective date (H.R. 3922). Representative Scott McInnis also introduced legislation that was substantially similar to the 2004 Senate Legislation, except that it was proposed to apply to transactions completed after December 31, 2001 (H.R. 3857). Representative Nancy Johnson also introduced legislation that was substantially similar to the 2004 Senate Legislation, except that it was proposed to apply to transactions completed after September 11, 2001 and beginning before December 31, 2003 (H.R. 4756). Furthermore, Senator Charles Grassley, as Ranking Minority Member of the Senate Finance Committee, along with Senator Max Baucus, as Chairman of the Senate Finance Committee, also introduced legislation that was substantially similar to the 2004 Senate Legislation, except that it was proposed to apply to transactions completed after March 20, 2002, and it may have allowed stockholders to qualify for tax-free treatment with respect to a corporate expatriation transaction (S. 2119). Subsequent to June 18, 2002, Representative Bill Thomas, Chairman of the House Committee on Ways and Means, introduced legislation that was substantially similar to the 2004 Senate Legislation, except that it was proposed to apply to transactions completed after March 20, 2002 and before March 21, 2005 (H.R. 5095). The late Senator Paul Wellstone also introduced legislation that was substantially similar to the 2004 Senate Legislation, except that it was proposed to apply to tax years beginning after December 31, 2002 without regard to when such transactions were completed (S. 2050).

Several other members of the United States Congress and the Treasury Department are currently investigating corporate inversion transactions such as the Merger. On May 17, 2002, the Office of Tax Policy of the Department of the Treasury issued their preliminary report on off-shore merger transactions which concluded:

"We must work to ensure that our tax system does not operate to place U.S.-based companies at a competitive disadvantage in the global marketplace. The tax policy issues raised by the recent inversion activity are serious issues. Further work is needed to develop and implement an appropriate and effective long-term response. As an immediate matter, careful attention should be focused on ensuring that an inversion transaction, or any other transaction resulting in a new foreign parent, cannot be used to reduce inappropriately the U.S. tax on income from U.S. operations. A comprehensive review of the U.S. tax system, particularly the international tax rules, is both appropriate and timely. Our overreaching goal must be to maintain the position of the United States as the most desirable location in the world for place of incorporation, location of headquarters, and transaction of business."

As a result of the increased scrutiny of such transactions, changes in the tax laws or tax regulations may occur, with prospective or retroactive effect, which could eliminate or substantially reduce the anticipated tax benefits of the Merger. If, in response to any such changes, the reorganized company or its subsidiaries undertake a corporate restructuring, such restructuring could result in additional material tax liability to the company or its stockholders.

If you are a U.S. shareholder, you could be taxed as a result of the reorganization merger if the IRS successfully challenges the tax-free treatment of the reorganization merger.

Apart from any changes in U.S. tax laws like those described above, the IRS or other taxing authority could disagree with our assessment of the effects or interpretation of existing laws and regulations, or with certain factual determinations upon which the contemplated tax treatment of the reorganization merger depends. If the IRS were to challenge successfully the tax treatment of the reorganization merger, this could result in U.S. shareholders being taxed on their receipt of Billion Luck shares in exchange for their CRD common stock pursuant to the Merger. The tax would be imposed on the excess, if any, of the trading price of the Billion Luck Shares received by U.S. shareholder in exchange for CRD common stock in the reorganization merger over the shareholder's adjusted tax basis in the shares of CRD common stock exchanged therefore. Generally, any such gain would be capital gain.

The enforcement of judgments in stockholder suits against Billion Luck may be more difficult.

Billion Luck is a British Virgin Islands company. As a result, it may be difficult for you to affect service of process within the United States or to enforce judgments obtained against Billion Luck in United States courts. However, Billion Luck will irrevocably agree that it may be served with process with respect to actions based on offers and sales of securities made in the United States by having CRD's office be its United States agent appointed for that purpose.

Billion Luck has been advised by its British Virgin Islands counsel, Walkers, that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in the British Virgin Islands because there is no British Virgin Islands law or treaty between the United States and the British Virgin Islands providing for the enforcement in the British Virgin Islands of a monetary judgment entered by a U.S. court. Billion Luck has also been advised that a final and conclusive judgment not subject to a stay of execution obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the High Court of the British Virgin Islands under common law doctrine, by action on the judgment debt evidenced by the court's judgment.

Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as: the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the British Virgin Islands; Billion Luck was only served; the amount is not in respect of penalties, taxes, fines or other fiscal obligations and the judgment is not contrary to public policy in the British Virgin Islands, was not obtained by fraud or in proceedings contrary to natural justice of the British Virgin Islands and is not based on an error in British Virgin Islands law.

The costs and timing of such an action are difficult to estimate and may increase depending on the willingness of the parties to cooperate so as to ensure that pre-hearing procedural matters are completed efficiently. The action would involve filing a claim for the amount due on the basis of the debt as evidenced by the U.S. judgment. There would be a period for filing any defense, and a period in which hearings would be held in order to deal with discovery or any other preliminary issues before the matter is set down for a hearing on the merits. The date for a hearing on the merits would be entirely dependent on the court's timetable. It could take from 4 to 24 months from the filing of the court proceedings to the court's ruling following the hearing on the merits.

As a general matter, under British Virgin Islands law a United States court has jurisdiction to render a judgment binding against an individual or corporation capable of enforcement in the following cases: if the person against whom the judgment was rendered was present at the time that the proceedings were instituted in the United States; if the person against whom the judgment was rendered was a claimant or counter-claimant in the proceedings in the U.S. court; if the person against whom the judgment was rendered being a defendant in the U.S. court consented to the jurisdiction of that court by voluntarily appearing in the proceedings; or if the person against whom the judgment was rendered, being a defendant in the U.S. court, had before commencement of the proceedings agreed to submit to the jurisdiction of that court or to the courts of that country in respect of the subject matter of the proceedings.

Under British Virgin Islands law, a foreign judgment can be considered obtained by fraud, either due to fraud on the part of the party in whose favor the judgment is given or on the part of the court which pronounced the judgment. There are few cases in British Virgin Islands in which the courts have considered the issue of denying the enforcement of a foreign judgment for reasons of public policy. In those cases, the British Virgin Islands courts applied U.K. common law, as determined by U.K. cases. Examples of such U.K. cases include courts denying the enforcement of a foreign judgment awarding perpetual maintenance against the estate of a deceased father; and a claim by a foreign daughter against her father for the provision of a dowry on her marriage, as required by the relevant foreign law. A foreign judgment would be considered obtained in opposition to natural justice, for example, if a court of competent jurisdiction gave notice to a litigant that it was about to proceed to determine the rights between that litigant and the other litigants and then did so without affording the litigant the opportunity of substantially presenting the litigant's case before the court.

A British Virgin Islands court may impose civil liability on Billion Luck or its directors or officers in a suit brought in the High Court of British Virgin Islands against Billion Luck or such persons with respect to facts that constitute a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under British Virgin Islands law.

Because of the difference in British Virgin Islands' law and Nevada law and differences in the governing documents of Billion Luck and CRD, your rights as a stockholder may be adversely changed if the reorganization is completed. For a description of these differences, See "Comparison of Rights of Stockholders".

THE MERGER

General

Our Board of Directors and the Consenting Stockholders have approved the change of our domicile from the State of Nevada to the British Virgin Islands. In order to change our domicile to the British Virgin Islands, we will merge with our wholly-owned subsidiary Billion Luck Company Ltd., a British Virgin Islands Company. The Merger will be effected by an exchange of shares on a one-for-one basis. For each share of CRD exchanged, a stockholder will receive one share of Billion Luck.

As a result of the Merger, we will be a British Virgin Islands corporation. Once the Merger is completed, your rights as a stockholder will cease to be governed by Nevada law and you will be governed by British Virgin Islands law (the International Business Companies Act of 1984).

Once the Merger is completed, instead of our current Articles of Incorporation and Bylaws, we will be governed by a Memorandum of Association and by Articles of Association. Both of these documents have been filed with the corporation authorities in the British Virgin Islands. See Annex A and Annex B attached to this Information Statement/Prospectus.

When the Articles of Merger are filed with the Nevada Division of Corporations and the Registrar of Corporate Affairs in the British Virgin Islands, the Merger will be effective.

The new corporate structure should give us greater flexibility in seeking to lower our worldwide tax liability and effective tax rate. It is important to note that several senior members of the United States Congress have introduced legislation that, if enacted, may have the effect of reducing or eliminating the benefits anticipated as a result of the Merger. Differing versions of the proposed legislation have been passed by both houses of Congress. It is possible that the two competing versions may be reconciled and adopted as law. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws or tax regulations may occur, with prospective or retroactive effect, which could eliminate or substantially reduce the anticipated benefits of the Merger. If, in response to any such changes, the reorganized company or its subsidiaries undertake a corporate restructuring, such restructuring could result in additional material adverse tax consequences to the Company or its stockholders.

Stock Compensation Plans and Employment Agreements

Once the Merger is completed, we will amend and revise our employee and director stock option and other stock-based plans and arrangements to (1) provide that Billion Luck will assume sponsorship of the employee and director stock options plans, (2) provide that common shares of Billion Luck will be issued upon the exercise of any options or the payment of any other stock-based awards under the plans and arrangements, and (3) otherwise appropriately reflect the substitution of common shares of Billion Luck for common stock of CRD under the plans and arrangements and related agreements. In addition, CRD will amend or obtain waivers with respect to employment agreements with certain executive officers to provide that the reorganization does not constitute a "change of control" under such agreements, and Billion Luck will agree to assume the rights and obligations of CRD under such agreements. Such executive officers have agreed to such amendments and waivers in principle, subject to mutual agreement on documentation.

Quotation

CRD's Common Stock is currently quoted on the Nasdaq Small Cap Market under the symbol "CHRB". After the Merger we will apply for a new symbol to reflect the new name of the Company.

Accounting Treatment of the Reorganization

The reorganization will be accounted for as a reorganization of entities under common control which will not result in changes in our historical consolidated carrying amounts of assets, liabilities and stockholders' equity.

The Merger Agreement

CRD and Billion Luck have entered into a Merger Agreement which is the legal document that governs the Merger between the companies. We recommend that you read carefully the complete Merger Agreement for the precise legal terms of the Merger and other information that may be important to you. The Merger Agreement is included in this Information Statement/Prospectus as Annex C.

Terms of Merger Agreement

The description of the Merger Agreement set forth below describes the material terms, but does not purport to describe all of the terms of the Merger Agreement. The full text of the Merger Agreement is attached as Annex C to this document and is incorporated by reference herein. All stockholders are urged to read the Merger Agreement in its entirety.

- *Structure of the Merger*. At the time the Merger becomes effective, CRD will merge with and into its wholly-owned subsidiary, Billion Luck, as the surviving corporation.

- *Merger Consideration*. Each outstanding share of CRD Common Stock will be converted into one (1) common share of Billion Luck and each share of CRD Preferred Stock will be converted into one (1) share of Billion Luck preferred stock.

- *Completion of the Merger*. The Merger will become effective when we file Articles of Merger with the Division of Corporations of the State of Nevada and the Registrar of Corporate Affairs in the British Virgin Islands.

- *Procedures for Exchange of Certificates*. After the completion of the Merger, Billion Luck will deliver certificates representing the number of shares of Billion Luck to be issued in the Merger to the Transfer Agent ("OTC Stock Transfer, Inc."). The Transfer Agent will deliver to CRD stockholders shares of Billion Luck Common Stock or Preferred Stock.

The Transfer Agent will mail to each CRD stockholder a letter of transmittal and instructions to surrender his or her certificates representing CRD Common Stock or Preferred Stock in exchange for certificates representing shares of Billion Luck Common Stock or Preferred Stock. After a CRD stockholder surrenders his or her stock certificate along with a duly executed and properly completed letter of transmittal and other required documents, the Transfer Agent will deliver to such stockholder a certificate representing the number of shares of Billion Luck Common Stock or Preferred Stock, as the case may be, to which such stockholder is entitled.

CRD stockholders should not forward their CRD Common Stock or Preferred Stock certificates at this time, nor should they forward their CRD Common Stock or Preferred Stock certificates to the Transfer Agent until they have received the packet of information, including a letter of transmittal, described above.

There are currently 1,247,823 shares of Common Stock and 320,000 shares of Preferred Stock of CRD issued to our stockholders. As a result of the Merger, all of these shares will be automatically converted into 1,247,823 shares of Common Stock and 320,000 shares of Preferred Stock of Billion Luck. No person, except for the stockholders of CRD, will be issued shares of Billion Luck as part of the Merger. Therefore, if you own 1% of CRD before the Merger, you will own 1% of Billion Luck immediately following the Merger.

Approval of the Merger by the Consenting Stockholders was deemed approval of the Billion Luck Articles of Association and Memorandum of Association which will be our governing corporate documents in place of our current Articles of Incorporation and Bylaws. In addition, as stockholders of a BVI corporation, the rights of stockholders of Billion Luck will be governed by British Virgin Islands corporate law rather than Nevada law.

The Merger will not be completed unless, among other things, the following conditions are satisfied or, if allowed by law, waived:

None of the parties to the Merger Agreement is subject to any governmental decree, order or injunction that prohibits the consummation of any of the steps in the reorganization.

The Registration Statement of which this Information Statement/Prospectus is a part is declared effective by the Securities and Exchange Commission, and no stop order is in effect.

All consents and approvals required by any governmental or regulatory agency and all other material third-party consents are received.

In the event the conditions to the Merger are not satisfied, the Merger may be abandoned or delayed even after the Merger Agreement has been approved by CRD's stockholders. In addition, the Merger may be abandoned or delayed for any reason by the board of directors of CRD or Billion Luck at any time prior to its becoming effective, even though the Merger Agreement has been approved by CRD's stockholders and all conditions to the Merger have been satisfied.


COMPARISON OF RIGHTS OF STOCKHOLDERS


As a result of the Merger, CRD will be incorporated in the British Virgin Islands and will no longer be incorporated in the State of Nevada. On the date we change our place of incorporation we will be subject to the laws of the British Virgin Islands. We will not, however, be relieved of any obligations or liabilities we incurred before changing our place of incorporation because our existence as a corporation will be deemed to have commenced on the date we were incorporated in the State of Nevada.

The following description of certain differences between Nevada corporate law and British Virgin Islands corporate law is only a summary and does not purport to be complete or to address every applicable aspect of such laws. The following description is qualified in its entirety by references to (i) Nevada law; (ii) British Virgin Islands law; (iii) the CRD Articles of Incorporation and Bylaws; and (iv) the Billion Luck Articles of Association and Memorandum of Association.

Capital Structure and Voting

CRD's authorized capital consists of 200,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, of which 320,000 are designated as Series B Preferred Stock, $.001 par value. There currently are 1,247,823 shares of Common Stock issued and outstanding and 320,000 shares of Series B Preferred Stock issued and outstanding.

Billion Luck has unlimited authorized capital which has no par value. As of the date of this Information Statement/Prospectus, Billion Luck has 7,100,000 shares of stock issued and outstanding. Billion Luck has designated 320,000 shares as Series B Preferred Stock which rights and preferences are set forth on Annex B. In connection with the merger the 7,100,000 shares of Billion Luck which are currently held by China Resources will be cancelled. After the Merger is effective, there will be 1,247,823 shares of common stock and 320,000 shares of Series B Preferred Stock of Billion Luck issued and outstanding. Fractional shares may be issued under British Virgin Islands law.

The owners of a Nevada corporation's shares are referred to as "stockholders." Each stockholder of record is entitled to vote the shares registered in his or her name. However, shares of public companies are frequently held in nominee names, including clearing agencies, broker-dealers or banks, and are voted through a series of proxies.

The owners of a British Virgin Islands company's shares are referred to under British Virgin Islands law as "members" but for purposes of this Notice, we have continued to refer to the share owners as "stockholders." Under the Memorandum of Association of Billion Luck , shares of Billion Luck may only be issued as registered shares.

Under Nevada law, increasing a Nevada corporation's authorized capital requires stockholder and director approval of an amendment to the corporation's Articles of Incorporation.

Under British Virgin Islands law and the Memorandum of Association of Billion Luck, changes to the corporation's authorized capital, including the authorization of a class of preferred stock, as well as other capital changes, may be made through amendments to the Memorandum of Association approved only by the directors and stockholder approval is not required unless existing class rights are being varied. However, an amendment to the Memorandum and Articles of Association is not effective until it is filed at the Companies Registry in the British Virgin Islands.

Directors and Officers

CRD's Articles of Incorporation require that the number of its directors shall be between three (3) and twenty-five (25) approximately one-third of whom shall be classified as Class I, one-third as Class II and one-third as Class III. Directors will be elected at any stockholder meeting duly called and held for such purpose at which a quorum is present by a majority of the votes of the shares present in person or represented by proxy at the meeting. Vacancies on the CRD board are filled by the majority vote of the remaining directors, although less than a quorum, or by a sole remaining director or by unanimous written consent of the directors. Officers are appointed by directors.

Under the Articles of Association of Billion Luck, the minimum number of directors is three (3) and the maximum is twenty-five (25). Directors will be elected at any stockholder meeting duly called and held for such purpose at which a quorum is present by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote or by a written resolution consented to by the holders of a majority of the shares entitled to vote thereon. Vacancies on the Billion Luck board will be filled by the majority vote of the remaining directors, although less than a quorum, or by a sole remaining director or by unanimous written consent of the directors and hold office until the next occurring annual meeting. Officers are appointed by directors. Further, directors of a BVI Corporation may be corporate entities. A majority of the total number of Billion Luck board members will constitute a quorum, unless there are only two directors in which case a quorum is two.

Removal of Directors

CRD's Articles of Incorporation provide that directors may be removed, with or without cause, in the manner provided by the laws of the State of Nevada or at a special stockholder meeting duly called and held for such purpose, at which a quorum is present, by a majority of the votes of the shares present in person or represented by proxy at the meeting. Under Nevada law, directors may be removed, with or without cause, by the holders of not less than two-thirds of the shares entitled to vote. Directors also may be removed by a judicial proceeding brought by the corporation or by the owners of 10% or more of the corporation's common stock if the court finds that (a) the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to the corporation, and (b) removal is in the best interest of the corporation.

Under British Virgin Islands law, and subject to the organizational documents of Billion Luck, directors may be removed by a resolution of directors, or by a resolution of stockholders. The organizational documents of Billion Luck permit the removal of directors by resolution of other directors only with cause. Such removal requires a resolution of directors (approved by a simple majority of directors present at a duly convened and constituted meeting who voted and did not abstain or by all directors in writing). The holders of a majority of the shares entitled to vote may remove directors with or without cause.

Actions by Written Consent of Stockholders

CRD's Articles of Incorporation provide that, except with respect to the election of directors, the stockholders of CRD may act by written consent so long as such action is approved by at least a majority of the stockholders entitled to vote thereon.

Under British Virgin Islands law, and subject to the organizational documents of Billion Luck, stockholders may act by written consent of a majority of the stockholders without holding a meeting. However, unless the written consent is unanimous, a copy of the resolution shall immediately be sent to the stockholders not consenting.

Mergers, Consolidations and Sales of Assets

Under Nevada law, with certain exceptions, any merger, consolidation or sale of all or substantially all of the corporation's assets must be approved by the board and a majority of the outstanding shares entitled to vote.

Under British Virgin Islands law, and subject to the organizational documents of Billion Luck, the board and the stockholders must approve a merger, consolidation or substantial sale of assets.

Rights of Dissenting Stockholders

Generally, stockholders of a Nevada corporation are entitled to appraisal rights and payment for the fair value of their shares when they dissent in a vote for a merger or consolidation or are not asked to give their consent in such a vote. There are, however, generally no statutory rights of appraisal with respect to stockholders of a Nevada corporation whose shares of stock are of any class or series of shares which either were listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or were held of record by more than 2,000 stockholders at the time of the vote.

British Virgin Islands law provides for compulsory appraisal of the interests of a stockholder (and payment of the fair market value of his or her shares) who dissents from a merger of a corporation (except where such corporation is the surviving corporation and the stockholder continues to hold the same or similar shares), a consolidation or a sale or other disposition of more than 50% of the corporation's assets not made in the usual or regular course of the corporation's business or a redemption.

Dissolution

Under Nevada law, a corporation may voluntarily dissolve if a majority of the board adopts a resolution to that effect and the holders of a majority of outstanding stock entitled to vote thereon vote for such dissolution or all stockholders entitled to vote thereon consent in writing to such dissolution.

Under British Virgin Islands law, and the organizational documents of Billion Luck, the corporation may dissolve voluntarily by a resolution of stockholders.

Inspection of Stockholder List and Books and Records

Nevada law allows any person who has been a stockholder of record of a corporation for at least 6 months immediately preceding his or her demand, or any person holding, or authorized in writing by the holders of, at least 5% of the corporation's outstanding shares, to inspect the stockholder list and the corporation's books and records for a purpose related to such person's interests as a stockholder upon 5 day's written demand.

British Virgin Islands law provides that a stockholder may, for a proper purpose (being a purpose reasonably related to such person's interests as a stockholder), inspect the share register books, records, minutes and consents kept by a corporation and make extracts or copies thereof. However, British Virgin Islands law also provides that a corporation such as Billion Luck may refuse such a request if it is determined by a resolution of directors not to be in the best interests of the corporation or any other stockholders to comply with such request. Upon the corporation's refusal of a request, the stockholder may, before the expiration of a 90-day period after receiving notice of the refusal, apply to a court for an order to allow inspection.

Amendment of Articles of Incorporation/Amendment of Memorandum of Association

Nevada law requires that every amendment to a corporation's articles of incorporation be adopted by a resolution of directors setting forth the amendment proposed and the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon taken at either a duly noticed and held special meeting or next annual meeting of the stockholders. Under the Articles of Incorporation of CRD, an amendment requires an affirmative vote of not less than 50% of the issued and outstanding shares of CRD.

Under British Virgin Islands law, a corporation may amend its Memorandum of Association by a resolution of stockholders or, if permitted by its organizational documents, by a resolution of directors. The organizational documents of Billion Luck generally permit the corporation to amend its Memorandum of Association by a resolution of stockholders (approved by a simple majority of the votes of the shares present at a duly convened and constituted meeting and entitled to vote and that voted and did not abstain) or by a resolution of directors (approved by a simple majority of the directors present at a duly convened and constituted meeting who voted and did not abstain or by all directors in writing).

Amendment of Bylaws/Articles of Association

The Bylaws of CRD provide that the alteration, amendment or repeal of any bylaws, or the adoption of new bylaws, requires the vote of a majority of a quorum of the directors, or the vote of the stockholders representing a majority of a quorum of all the shares issued and outstanding at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been sent out in a notice of such meeting. The Articles of Incorporation of CRD further grant to the Board of Directors the right and authority to adopt such bylaws as in their judgment may be deemed necessary or advisable for the management and transaction of the business of CRD provided that such bylaws are not in conflict with CRD's Articles of Incorporation or the Nevada State Constitution.

Under British Virgin Islands law, a corporation may amend its Articles of Association by a resolution of stockholders or, if permitted by its organizational documents, by a resolution of directors. The organizational documents of Billion Luck permit the corporation to amend its Articles of Association by a resolution of stockholders (approved by a simple majority of the votes of the shares present at a duly convened and constituted meeting and entitled to vote and that voted and did not abstain) or by a resolution of directors (approved by a simple majority of directors present at a duly convened and constituted meeting who voted and did not abstain or by all directors in writing).

Transactions Involving Directors or Officers

Nevada law provides that no agreement or transaction is void or voidable just because:

Stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where: (i) they are stockholders of the surviving corporation and the merger did not require their approval under Nevada law; (ii) the corporation's shares are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by The National Association of Securities Dealers, Inc.; or (iii) the corporation's shares are held of record by more than 2,000 stockholders.

- the agreement or transaction is between a corporation and either one (1) or more directors or officers or another corporation, firm or association in which 1 or more of its directors or officers are directors or officers or are financially interested;

- a common or interested director or officer is present at the meeting of the corporation's board of directors or a committee thereof which authorizes or approves the agreement or transaction or joins in the signing of a written consent which authorizes or approves the agreement or transaction; or

- the vote or votes of a common or interested director are counted for the purpose of authorizing or approving the agreement or transaction.

Nevada law further provides that an agreement or transaction referred to above is valid if the fact of the common directorship, office or financial interest:

- is known to the board of directors or committee, which then authorizes the agreement or transaction in good faith by a sufficient vote without counting the vote or votes of the common or interested director or directors;

- is known to the stockholders, and they approve the agreement or transaction in good faith by a majority vote of stockholders, which vote includes the votes of the common or interested directors or officers; or

- is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action.

Additionally, under Nevada law, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes an agreement or transaction, and, if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize the agreement or transaction.

British Virgin Islands law, and the organizational documents of Billion Luck, provide that no agreement or transaction between the corporation and 1 or more of its directors or any entity in which any director has a financial interest or to whom the director is related is void or voidable, for this reason only; or because:

- the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction; or

- the vote or consent of the director is counted for that purpose;

- if the material facts of the interest of such interested director in the agreement or transaction or his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

British Virgin Islands law further provides that an agreement or transaction referred to above is valid if:

- the material facts of the interest of each director in the agreement or transaction or his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors; and

- the agreement or transaction is approved or ratified by a resolution of directors that has been approved

  (i) without counting the vote or consent of any interested director; or

  (ii) by the unanimous vote or consent of all disinterested directors if votes or consents of all disinterested directors are insufficient to approve a resolution of directors.

Similarly, an agreement or transaction referred to above is valid if:

- the material facts of interest of each director in the agreement or transaction or his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the stockholders entitled to vote at a meeting; and

- the agreement or transaction is approved or ratified by a resolution of stockholders.

In addition, under British Virgin Islands law and the organizational documents of Billion Luck, a director who has an interest in any particular business to be considered at a meeting of directors or stockholders may be counted for purposes of determining whether the meeting is duly constituted.

Limitation of Liability of Directors

Under Nevada law (subject to certain statutory exceptions, and unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability), a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or omission in his or her capacity as a director or officer unless it is proven that his or her act or omission constituted a breach of his or her fiduciary duties as a director or officer and the breach involved intentional misconduct, fraud or a knowing violation of law.

Under British Virgin Islands law, liability of a director to the corporation is limited to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation or to cases where the director has not exercised the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Under the organizational documents of Billion Luck, the corporation is authorized to indemnify any person who is made or threatened to be made a party to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, by virtue of being a director, officer or liquidator of the corporation, provided such person acted honestly and in good faith and with a view to the best interests of the corporation and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his or her conduct was unlawful. The organizational documents of Billion Luck also entitle any director, officer or liquidator of the corporation who was successful in the defense of any of the aforementioned proceedings to be indemnified by the Company against all expenses (including legal fees) and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceedings.

Stockholder Derivative Suits

Under Nevada law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law.

While British Virgin Islands law does permit a stockholder of a British Virgin Islands corporation to sue its directors derivatively (i.e., in the name of and for the benefit of the corporation), and to sue the corporation and its directors for the stockholder's benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of stockholders of a British Virgin Islands corporation being more limited than those of stockholders of a corporation organized in Nevada.

Fiscal Year

Billion Luck's fiscal year will end on December 31, the same as CRD's.

VALUATION REPORT

China Resources engaged Grobstein, Horwath & Company LLP, certified public accountants to prepare a Valuation Report (the "Valuation"). The purpose of the Valuation was to render an opinion of the fair market value of a 100% interest in China Resources as of August 16, 2004, on a control basis, for income tax purposes with respect to tax consequences of the Merger.

Grobstein was not requested to and did not make any recommendation to the CRD's Board as to the form or amount of consideration to be offered to the stockholders in the Merger. The Valuation is for the use and benefit of the Board and was rendered to the Board in connection with its consideration of the Merger. Grobstein was not requested to opine as to, and the Valuation does not address, the underlying business decision to proceed with or effect the Merger.

In arriving at its opinion, Grobstein reviewed and analyzed: (1) publicly available information concerning China Resources that Grobstein believed to be relevant to its analysis, (2) financial and operating information with respect to the business, operations and prospects of China Resources furnished to Grobstein by China Resources, (3) a trading history of China Resources Common Stock and a comparison of that trading history with those of other companies that Grobstein deemed relevant, and (4) a comparison of the historical financial results and present financial condition of China Resources with those of other companies that Grobstein deemed relevant. In addition, Grobstein communicated with the management of China Resources concerning the businesses, operations, assets, financial conditions and prospects and has undertaken such other studies, analyses and investigations as Grobstein deemed appropriate.

In arriving at its opinion, Grobstein assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information. Grobstein further relied upon the assurances of the management of China Resources and that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the future financial performance of China Resources, China Resources provided Grobstein with forecasts and certain adjustments thereto. China Resources further advised Grobstein that such estimates and adjusted estimates are a reasonable basis upon which to evaluateand analyze the future financial performance of China Resources. Grobstein relied upon management's estimates and adjusted estimates in arriving at its opinion. In arriving at its opinion, Grobstein did not conduct a physical inspection of the properties and facilities of China Resources and did not make or obtain any evaluations or appraisals of the assets or liabilities of China Resources aside from publicly available information.

In connection with the preparation and delivery of its opinion to the China Resources Board, Grobstein performed certain financial and comparative analyses as described below. The preparation of a valuation involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Grobstein did not rely solely upon any particular analysis or factor, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Grobstein believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Grobstein made certain assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of China Resources. Any estimates contained in these analyses were not intended to guarantee future values or predict future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to guarantee the prices at which businesses actually may be sold. The various estimates of value presented in Grobstein's report apply to that valuation only and may not be used out of the context presented therein. Grobstein's valuation is valid only for the effective date and only for the valuation purpose specified therein.

Grobstein is an internationally recognized accounting firm and offers specialized financial services as part of its services, and is regularly engaged in, among other things, the valuation of businesses and their securities. The China Resources' Board selected Grobstein because of its expertise, reputation and familiarity with China Resources. Gelfond Hochstadt Pangburn P.C., the registered independent accountants of China Resources and Grobstein, Horwath & Company LLP are independent member firms of Horwath International.

As compensation for its services in connection with the Merger, China Resources agreed to pay Grobstein a fee of $39,000. In addition, China Resources agreed to reimburse Grobstein for reasonable out-of-pocket expenses incurred in connection with the preparation of the Valuation.

The Valuation is available for inspection and copying at the principal executive offices of China Resources during its regular business hours.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material United States federal income tax consequences of the change in CRD's place of incorporation. This discussion is based upon the Code, the Treasury regulations promulgated thereunder and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder's particular circumstances or to those shareholders subject to special rules, such as shareholders who are financial institutions, tax-exempt organizations, insurance companies or dealers in securities, shareholders who acquired their stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or shareholders who hold their stock as part of a straddle or conversion transaction, nor does it address any consequences arising under the laws of any local, state or any jurisdiction other than the United States. This discussion assumes that shareholders hold their respective shares of stock as capital assets within the meaning of Section 1221 of the Code. All shareholders are urged to consult their own tax advisors as to the United States federal income tax consequences of the Merger, of the continuing business operations of Billion Luck, in addition to the affect of any state or local laws, and any law of any jurisdiction other than the United States.

CRD has not applied for a tax ruling with respect to the Merger, nor have we obtained an opinion of counsel with respect to the Merger. Therefore, no assurances can be given that the expected tax result will be achieved in the proposed transaction.

CRD believes that for United States income tax purposes, the Merger will constitute a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). CRD will be deemed to transfer its assets to Billion Luck in exchange for Billion Luck stock. CRD then will be deemed to distribute the Billion Luck stock to its shareholders in liquidation of their interests in CRD. CRD believes that the holders of the CRD common stock will not recognize any gain or loss as a result of the Merger. We anticipate that for United States income tax purposes, each shareholder of CRD will retain the same tax basis in his or her Billion Luck common stock as he or she had in the CRD common stock held immediately prior to the effective time of the Merger, and the holding period of the Billion Luck common stock will include the period during which such shareholder held the corresponding CRD common stock. In accordance with Section 367(a) of the Code, CRD will realize gain (but not loss) on the transfer of its assets to Billion Luck. The gain is determined on an asset-by-asset basis, and equals the amount, if any, by which the fair market value of each asset exceeds that asset's adjusted tax basis.

The shareholders of CRD should consult their own tax advisors as to the effect of the reorganization under United States federal, state, local or foreign income tax laws.

Companies that are organized under the laws of foreign countries (including Billion Luck) are either controlled foreign corporations ("CFC") or they are not CFCs. A summary of the differences are as follows:

CFC

A foreign corporation is a CFC if certain defined U.S. Shareholders own, or are considered to own, more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation. A "U.S. Shareholder" is a U.S. person who owns, or is considered to own, 10% or more of the total combined voting power of all classes of stock entitled to vote. If a corporation is a CFC, then each of its U.S. shareholders who own less than 10% of the CFC's stock should not be taxed except to the extent they receive distributions from the company. Defined U.S. Shareholders who own 10% or more of a CFC must include in their gross income the sum of their pro rata share of the corporation's Subpart F income for such year even if such income was not distributed to shareholders. Subpart F income usually includes, among other items, certain dividends, interest, rents, royalties, and profits from sales of products made in one non-U.S. country and sold in another non-U.S. country. A detailed discussion of what constitutes Subpart F income is beyond the scope of this Information Statement/Prospectus.

Non CFC

If a majority of the stock of a foreign corporation is not owned by defined U.S. Shareholders, then it is likely that the foreign corporation is not a CFC. The non CFC and its foreign subsidiaries generally are not subject to tax in the United States on their income derived from sources outside the United States. In such event, U.S. and non-U.S. shareholders are not taxed on the earnings of the non CFC and U.S. shareholders are subject to tax only when they receive distributions from the foreign corporation. (Under limited circumstances, foreign corporations earning substantial amounts of defined generally passive income or holding substantial assets that produce such defined passive income, may constitute "passive foreign investment companies" for United States income tax purposes, in which event it may be beneficial for United States shareholders to make an election as a defined "qualified electing fund." CRD believes that Billion Luck will not constitute a passive foreign investment company. A full discussion of the rules applicable to defined passive foreign investment companies is beyond the scope of this Information Statement/Prospectus.)

Currently, Billion Luck is a CFC since its sole shareholder, CRD, is a U.S. person. Billion Luck's foreign corporate subsidiaries also are CFCs. Billion Luck and its foreign subsidiaries will not be CFCs after the Merger since U.S. shareholders will not own over 50% of their stock, by vote or by value. Billion Luck and its foreign subsidiaries will remain a non-CFC, so long as no more than 50% of their stock, by vote or value, is owned or considered owned by U.S. shareholders.

It should be noted that members of the United States Congress have introduced legislation that, if enacted, may change the tax consequences of the Merger. Differing versions of the proposed legislation have been passed by both houses of Congress. It is possible that the two competing versions may be reconciled and adopted as law. The

United States Senate's version, which passed on May 11, 2004, would treat the foreign corporation as a domestic corporation for United States federal income tax purposes for covered corporate inversion transactions completed after March 20, 2002. Thus, if the Senate's version were enacted and applied to the Merger, CRD would not recognize any gain on the Merger, and Billion Luck would be treated as a domestic corporation after the Merger. It would be subject to United States income tax on its worldwide income and its foreign subsidiaries would be CFCs after the Merger. The United States House of Representative's version, which passed on June 17, 2004, and is effective for covered corporate inversion transactions after March 4, 2003, would not treat the foreign corporation as a domestic corporation or permit tax-free treatment with respect to the inversion transaction. It would, however, not allow any gain recognized as a result of the inversion transaction, or the United States federal income tax applicable thereto, to be reduced by any tax attributes, such as net operating losses, capital loss carryovers, and foreign tax credits. Thus, if this House legislation were enacted and applied to the Merger, any gain CRD would recognize, and the federal income tax related thereto, as a result of the Merger could not be offset by its tax attributes, such as its net operating losses.

DISSENTER'S RIGHTS UNDER NEVADA LAW

Since you were not asked to vote to approve and adopt the Merger, you have the right to dissent and be paid cash for the "fair value" of your shares of CRD Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger. To perfect these appraisal rights with respect to the Merger, you must follow the required procedures precisely. A copy of Sections 92A.300 to 92A.500 of the NRS is attached to this Information Statement Statement/Prospectus as Annex D.

This discussion and Annex D should be reviewed carefully by you if you wish to exercise statutory dissenters' rights or wish to preserve the right to do so, because failure to strictly comply with any of the procedural requirements of the Nevada dissenters' rights statute may result in a termination or waiver of dissenters' rights under the Nevada dissenters' rights statute.

Under the Nevada dissenters' rights statute, you have the right to dissent from the Merger and demand payment of the fair value of your shares. If you elect to dissent, you must deliver to the Company a written notice of dissent stating that you intend to demand payment for your shares if the Merger is consummated. A form of Demand for Payment is set forth at the end of Annex D. This notice must be sent not later than November 5, 2004. If you fail to comply with these requirements, you will not be entitled to dissenters' rights. The "fair value" of the shares as used in the Nevada dissenters' rights statute is the value of the shares immediately before the effectuation of the proposed merger, excluding appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable.

Within 10 days after the effective time of the Merger, the reincorporated Company will give written notice of the effective date of the Merger by certified mail to each stockholder who filed a written notice of dissent. The notice will also state where demand for payment must be sent and where share certificates must be deposited, among other information. Within the time period set forth in the notice, which may not be less than 30 days nor more than 60 days following the date notice is delivered, the dissenting stockholder must make a written demand on the reincorporated Company for payment of the fair value of his or her shares and deposit his or her share certificates in accordance with the notice.

Within 30 days after the receipt of the dissenters' demand for payment, the reincorporated Company will pay each dissenter who complied with the required procedures the amount it estimates to be the fair value of the dissenters' shares, plus accrued interest. Additionally, the reincorporated Company shall mail to each dissenting stockholder a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders equity for that year and the latest available interim financial statements, if any, a statement as to how fair value was calculated, a statement as to how interest was calculated, a statement of the dissenters' right to demand payment of fair value under Nevada law, and a copy of the relevant provisions of Nevada law.

Following receipt of payment for the shares, a dissenting stockholder, within 30 days, may send the reincorporated Company notice containing such stockholder's own estimate of fair value and accrued interest, and demand payment for that amount less the amount received pursuant to the reincorporated Company's payment of fair value to such stockholder. This right is waived if the stockholder does not make written demand within 30 days of the reincorporated Company's payment for the stockholders' shares.

If a demand for payment remains unsettled, the reincorporated Company will petition the court to determine fair value and accrued interest. If the reincorporated Company fails to commence an action within 60 days following the receipt of the stockholder's demand, the reincorporated Company will pay to the stockholder the amount demanded by the stockholder in the stockholder's notice containing the stockholder's estimate of fair value and accrued interest.

All dissenting holders, whether residents of Nevada or not, must be made parties to the action and the court will render judgment for the fair value of their shares. Each party must be served with the petition. The judgment shall include payment for the amount, if any, by which the court finds the fair value of such shares, plus interest, exceeds the amount already paid. If the court finds that the demand of any dissenting stockholder for payment was arbitrary, vexatious or otherwise not in good faith, the court may assess costs, including reasonable fees of counsel and experts, against such stockholder. Otherwise the costs and expenses of bringing the action will be determined by the court. In addition, reasonable fees and expenses of counsel and experts may be assessed against the reincorporated Company if the court finds that it did not substantially comply with the requirements of the Nevada dissenters' rights statute or that it acted arbitrarily, vexatiously, or not in good faith with respect to the rights granted to dissenters under Nevada law.

If you are a holder of shares and you wish to seek dissenters' rights, you are urged to review the applicable Nevada statutes attached to this Information Statement/Prospectus as Annex D.

CERTAIN INFORMATION CONCERNING CHINA RESOURCES AND BILLION LUCK

China Resources Development, Inc., a Nevada corporation, is the parent of Billion Luck Company Ltd., a British Virgin Islands corporation. Most of China Resources operations are conducted through Billion Luck, therefore we have not included a separate discussion of Billion Luck. For the business of CRD and Billion Luck, please see the Form 10-KSB for the year ended December 31, 2003 and the Form 10-QSB for period ended June 30, 2004, each of which are attached to this Information Statement/Prospectus and are incorporated herein by reference.

LEGAL MATTERS

The legality of the shares of Billion Luck Company Ltd. (referred to in this Information Statement/Prospectus as "Billion Luck") to be issued in the Merger, will be passed upon by Walkers, Attorneys-at-law, Walkers Chambers, P.O. Box 92, Tortola, British Virgin Islands.

EXPERTS

The consolidated balance sheet of CRD as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003 which appear in our Annual Report on Form 10-KSB incorporated by reference in this Information Statement/Registration Statement of which this Prospectus is a part, have been audited by Horwath Gelfond Hochstadt Pangburn, P.C., an independent registered public accounting firm, as indicated in their report with respect thereto dated as of March 10, 2004, and are incorporated herein in reliance upon the authority of their firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

China Resources files annual, quarterly and current reports, Information Statement statements and other information with the SEC. You may read and copy any reports, statements or other information that CRD files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CRD public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov.

The SEC allows CRD to "incorporate by reference" information into this document, which means that CRD can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference certain documents that CRD has previously filed with the SEC. These documents contain important business information about CRD and its financial condition.

CRD may have sent you some of the documents incorporated by reference, but you can obtain any of them from the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from CRD without charge, excluding exhibits unless specifically incorporated by reference as an Annex to this document. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address and telephone number:


China Resources Development, Inc.
Room 2105, West tower, Shun Tak Centre
200 Connaught Road C., Sheung Wan, Hong Kong
Telephone: 011-852-2810-7205


Statements contained in this Information Statement/Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to such contract or other document filed as an exhibit to such other document, and each such statement shall be deemed qualified in its entirety by such reference.


STATUS AS A FOREIGN PRIVATE ISSUER


After the Merger, the Company will be a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents previously filed with the SEC by CRD are incorporated by reference in this Information Statement/Prospectus:

- Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed March 30, 2004 SEC File No. 000-26046;

- Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed May 17, 2004 SEC File No. 000-26046;

- Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, filed August 16, 2004 SEC File No. 000-26046; and

- All documents filed by CRD with the SEC pursuant to Sections13(a), 13(c) and 14 of the Securities Exchange Act of 1934 after the date hereof shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents.

Any statements contained in a document incorporated by reference herein or contained in this Information Statement/Prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ORDINANCE
(NO. 8 OF 1984)

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

Billion Luck Company Ltd.

NAME

1. The name of the Company is Billion Luck Company Ltd.

REGISTERED OFFICE

2. The registered office of the Company will be situated at Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands or at such other place within the British Virgin Islands as the directors may from time to time determine.

REGISTERED AGENT

3. The registered agent of the Company will be AMS Trustees Limited of Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands or such other qualified person or company being a person or company entitled to act as registered agent as the director may from time to time determine.

GENERAL OBJECTS AND POWERS

4. (1) The objects of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands;

   (2) The Company may not

      (a) carry on business with persons resident in the British Virgin Islands;

      (b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

      (c) carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

      (d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

      (e) carry on business of company management, unless it is licensed under the Company Management Act, 1990; or

      (f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For the purposes of paragraph 4.2(a), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or members;

(e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Ordinance or under the Companies Act; or

(g) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Ordinance or under the Companies Act.

(4) The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5. Shares in the Company shall be issued in the currency of the United States of America.

AUTHORIZED CAPITAL

6. The Company shall have no authorized capital.

CLASSES AND PAR VALUE OF SHARES

7. The Company shall have two hundred and ten million (210,000,000) shares of no par value and of the classes and series as set out below, have the attributes as specified.

The Shares of the Company shall be:

I. two hundred million (200,000,000) Common Shares without par value comprising one series ("**Common Shares**"); and

II. ten million (10,000,000) preferred shares without par value comprising a number of series of shares of such number of shares of each series as the directors may determine at the time the preferred shares are issued ("**Preferred Sharers**").

The common Shares and Preferred Shares are collectively referred to as "**Shares**".

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

8. a) All Common Shares shall have one vote each and be subject to redemption, purchase and acquisition by the Company for fair value;

b) be Subject to paragraph 8(c) below, all Common Shares shall be entitled to receive, if any when declared, dividends as may be declared from time to time by the directors. Subject to any documents governing the rights os holders of each Class of Shares, the directors may declare end pay dividends on any Class of Shares to the exclusion of the others.

c) All Common Shares shall have the same rights with regard to dividends and distributions upon liquidation of the Company.

d) Preferred Shares shall carry such designations, powers, preferences and rights, qualifications, limitations and restrictions as shall be fixed by the Directors at the time of issuing the relevant Preferred Shares or Class or Series of Preferred Shares, as the case may be.

VARIATION OF CLASS RIGHTS

9. If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, may only be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

11. Shares may only be issued as registered shares.

EXCHANGE OF REGISTERED SHARES AND BEARER SHARES

12. Registered shares may not be exchanged for bearer shares.

TRANSFER OF REGISTERED SHARES

13. Subject to the provisions of Regulation 37 of the Articles of Association annexed hereto ("the Articles of Association"), registered shares in the Company may be transferred subject to the prior or subsequent approval of the Company as evidenced by a resolution of directors or by a resolution of members.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

14. The Company may amend its Memorandum of Association and Articles of Association by a resolution of members or by a resolution of directors.

DEFINITIONS

15. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

We, East Asia Corporate Services (BVI) Limited of Columbus Centre Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 14TH day of DECEMBER, 1993 in the presence of:

Witness   Subscriber

_____   _____
Columbus Centre Building   Director
Wickhams Cay,   East Asia Corporate
Road Town, Tortola   Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ORDINANCE
(NO. 8 OF 1984)

ARTICLES OF ASSOCIATION

OF

BILLION LUCK COMPANY LTD.

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

<u>Words</u>	<u>Meaning</u>
capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus
	(a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and
	(b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.
member	A person who holds shares in the Company.
person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
resolution of directors	(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or
	(b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be.
	except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of members	(a)	A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of

        (i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

        (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

    (b) a resolution consented to in writing by

        (i) an absolute majority of the votes of shares entitled to vote thereon, or

        (ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Ordinance	The International Business Companies Ordinance (No. 8 of 1984) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.   "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.   Save as aforesaid any words or expressions defined in the Ordinance shall bear the same meaning in these Articles.

4.   Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.   A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6.   A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the Seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

8. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

10. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

11. Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

12. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

13. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

14. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

15. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

16. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

17. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

18. Subject to provisions to the contrary in

    (a) the Memorandum or these Articles;

    (b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

    (c) the subscription agreement for the issue of the shares, the company may not purchase, redeem or otherwise acquire its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

19. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

20. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired:

    (a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

    (b) by virtue of a transfer of capital pursuant to Regulation 37;

    (c) by virtue of the provisions of Section 83 of the Ordinance, or

    (d) pursuant to an order of the court.

21. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

22. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

23. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

    (a) the Memorandum or these Articles; or

    (b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

24. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

25. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except in so far as it may conflict with applicable laws or any requirements herein contained for consent to the transfer of shares.

26. In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares

    (a) a statement that the shares are mortgaged or charged;

    (b) the name of the mortgagee or chargee; and

    (c) the date on which the aforesaid particulars are entered in the share register.

27. Where particulars of a mortgage or charge are registered such particulars shall be cancelled

    (a) with the consent of the named mortgagee or chargee or anyone authorized to act on his behalf; or

    (b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

28. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or charges or anyone authorized to act on his behalf.

FORFEITURE

29. When shares issued for a promissory note or other written obligations for payment of a debt have been issued subject to forfeiture, the provisions set forth in the following four regulations shall apply.

30. Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

31. The written notice specifying a date for payment shall

    (a) name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

    (b) contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

32. Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

33. The Company is under no obligation to refund any moneys to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.

LIEN

34. The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of the Article.

35. In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

36. The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

37. Subject to any limitations under applicable law or in the Memorandum, registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

38. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

39. Subject to any limitations under applicable law or in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may form time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

TRANSMISSION OF SHARES

40. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Regulations.

41. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

42. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

43. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

44. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

45. The Company may by a resolution of directors amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

46. The Company may amend the Memorandum to

    (a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

    (b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series,

    provided, however, that where shares are divided or combined under (a) or (b) of this Regulation, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

47. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

48. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by a resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

49. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

50. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

51. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

52. Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

53. The directors shall give not less than 7 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

54. The directors may fix the date notice is given of a meeting of members as the record date for determining those shares that are entitled to vote at the meeting.

55. A meeting of members may be called on short notice:

    (a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

    (b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

56. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

57. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

58. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

59. An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of

_____
Member

60. The following shall apply in respect of joint ownership of shares;

    (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

    (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

    (c) if two or more of the joint owners are present in person or by proxy they must vote as one.

61. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

62. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

63. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

64. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose some one of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

65. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

66. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

67. Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

68. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorized such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same power on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

69. The Chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

70. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

71. An action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any resolution of members is adopted otherwise than by the unanimous written consent of all members, a copy of such resolution shall forthwith be sent to all members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

DIRECTORS

72. The first directors of the Company shall be appointed by the subscribers to the Memorandum; and thereafter, the directors shall be elected by the members for such term as the members determine. Such election shall take place at the annual meeting of members, and the election of the directors to office shall be by plurality of the votes cast.

73. The minimum number of directors shall be three (3) and the maximum number shall be twenty five (25).

74. Subject to this Regulation, each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal. For the purposes of electing Directors, and determining the term for which they will serve, but for no other purpose, approximately one-third of the Directors will be classified as Class I Directors, approximately one third of the Directors will be classified as Class II Directors, and approximately one-third of the Directors will be classified as Class III Directors. Class I, Class II and Class III Directors will each serve for a 3 year term expiring at the annual meeting occurring in the third years after his or her appointment. Notwithstanding, the foregoing the first Class I Directors will serve for a 1 year term expiring at the annual meeting next following his or her appointment and the first Class II Directors shall serve for a 2 year term expiring at the annual meeting occurring 2 years after his or her appointment.

75. A director may be removed from office, with or without cause, by a resolution of members or, with cause, by a resolution of directors.

76. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

77. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director but a vacancy or vacancies shall not be deemed to exist where one or more directors shall resign after having appointed his or their successor or successors.

78. The Company may determine by resolution of directors to keep a register of directors containing

    (a) the names and addresses of the persons who are directors of the Company;

    (b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

    (c) the date on which each person named as a director ceased to be a director of the Company.

79. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

80. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

81. A director shall not require a share qualification, and may be an individual or a company.

POWERS OF DIRECTORS

82. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Ordinance or by the Memorandum or these Articles required to be

exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be in consistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

83. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

84. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Ordinance.

85. Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

86. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of members.

87. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

88. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

89. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge or other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrance;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

90. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

91. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

92. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

93. A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

94. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

95. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.

96. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Ordinance or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

97. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

98. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

99. The directors shall cause the following corporate records to be kept:

    (a) minutes of all meetings of directors, members, committee of directors, committees of officers and committees of members;

    (b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

    (c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

100. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

101. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

102. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

103. The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

104. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may form time to time be deemed desirable. Any number of offices may be held by the same person.

105. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the Chairman of the Board of Directors to preside at meetings of directors and members, the Vice-Chairman to act in the absence of the Chairman, the President to manage the day to day affairs of the Company, the Vice-Presidents to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

106. The emoluments of all officers shall be fixed by resolution of directors.

107. The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

108. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

109. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

INDEMNIFICATION

110. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

111. The Company may only indemnify a person named above if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

112. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

113. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

114. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amount paid in settlement and reasonably incurred by the person in connection with the proceedings.

115. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

116. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the seal is affixed may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

117. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

118. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

119. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

120. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total

liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

121. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

122. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds directly or indirectly, shares having more than 50 percent of the vote in electing directors.

123. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

124. In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

125. In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

126. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

127. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

128. The Company may by resolution of members call for the accounts to be examined by auditors.

129. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members.

130. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

131. The remuneration of the auditors of the Company

  (a) in the case of auditors appointed by the directors, may be fixed by resolution of directors;

  (b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

132. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

  (a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period, and

(b) all the information and explanations required by the auditors have been obtained.

133. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

134. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

135. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company as which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

136. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register and in the case of members holding shares issued to bearer, in the manner provided in the Memorandum.

137. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

138. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

PENSION AND SUPERANNUATION FUNDS

139. The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution or members, a director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

ARBITRATION

140. Whenever any difference arises between the Company on the one hand and any of the members or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Ordinance, touching anything done or executed, omitted or suffered in pursuance of the Ordinance or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act or Ordinance affecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to 2 arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

141. If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

142. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

CONTINUATION

143. The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, East Asia Corporate Services (BVI) Limited of Columbus Centre Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands for the purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to these Articles of Association the 14TH day of DECEMBER, 1993 in the presence of:

Witness   Subscriber

_____   _____
Columbus Centre Building   Director
Wickhams Cay,   East Asia Corporate
Road Town, Tortola   Services (BVI) Limited

AGREEMENT AND PLAN OF MERGER
BETWEEN
BILLION LUCK COMPANY, LTD
(a British Virgin Islands corporation)
and
CHINA RESOURCES DEVELOPMENT, INC.
(a Nevada corporation)

This Agreement and Plan of Merger is made and entered into this 15th day of September 2004, by and between Billion Luck Company, Ltd., a British Virgin Islands corporation (herein sometimes referred to as the "British Virgin Islands Corporation" or "Surviving Corporation"), and China Resources Development, Inc., a Nevada corporation (herein sometimes referred to as the "Nevada Corporation"), said corporations hereinafter sometimes referred to jointly as the "Constituent Corporations."

W I T N E S S E T H

WHEREAS, the British Virgin Islands Corporation is a corporation organized and existing under the laws of the British Virgin Islands, its Articles of Association and Memorandum of Association having been filed with the Companies Registry in the British Virgin Islands on or about December 14, 1993; and

WHEREAS, the total number of shares of common stock which the British Virgin Islands Corporation has authority to issue is unlimited, of which 7,100,000 shares of common stock are now issued and outstanding, all of which are owned by the Nevada Corporation and no shares of preferred stock are outstanding; and

WHEREAS, the sole purpose of the merger agreed to herein is to change the domicile of the Nevada Corporation to the British Virgin Islands; and

WHEREAS, the Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada, its Articles of Incorporation having been filed in the office of the Secretary of the State of Nevada on January 15, 1986 and Articles of Incorporation having been issued by said Lieutenant Governor on that date; and

WHEREAS, the aggregate number of shares of common stock which the Nevada Corporation has authority to issue is 200,000,000 of which 1,247,823 are outstanding and 10,000,000 shares of Preferred Stock of which 320,000 are outstanding and designated as Series B Preferred Stock; and

WHEREAS, the Board of Directors of each of the Constituent Corporations deems it advisable that the Nevada Corporation be merged into the British Virgin Islands Corporation on the terms and conditions hereinafter set forth, in accordance with the applicable provisions of the statutes of the State of Nevada and the British Virgin Islands respectively, which permit such merger;

NOW THEREFORE, in consideration of the premises and of the agreements, covenants and provisions hereinafter contained, the British Virgin Islands Corporation and the Nevada Corporation, by their respective Boards of Directors have agreed and do hereby agree as follows:

ARTICLE I

The Nevada Corporation and the British Virgin Islands Corporation shall be merged into a single corporation, in accordance with applicable provisions of the laws of the State of Nevada and of the British Virgin Islands, by the Nevada Corporation merging into the British Virgin Islands Corporation, which shall be the Surviving Corporation. Such merger shall be effective when Articles of Merger are filed with the Registrar of Corporate Affairs in the British Virgin Islands and with the Department of Commerce, Division of Corporations of the State of Nevada.

ARTICLE II

Upon the merger becoming effective as provided by the applicable laws of the State of Nevada and the British Virgin Islands (the time when the merger shall so become effective being sometimes herein referred to as the "Effective Date of the merger") the following shall occur:

1. The two Constituent Corporations shall be a single corporation, which shall be the British Virgin Islands Corporation as the Surviving Corporation, and the separate existence of the Nevada Corporation shall cease except to the extent provided by the laws of the State of Nevada applicable to a corporation after its merger into another corporation.

2. The British Virgin Islands Corporation shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public or a private nature, of each of the Constituent Corporations. All property, real or personal, and all debts due on whatever account, including subscriptions to shares, and all other choices in action, and all and every other interest of, or belonging to, or due to each of the Constituent Corporations, shall be taken and deemed to be vested in the Surviving Corporation without further act or deed; and the title to all real estate, or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the merger.

3. The British Virgin Islands Corporation shall thenceforth be responsible and liable for all of the liabilities and obligations of each of the Constituent Corporations. Any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the merger.

4. The aggregate amount of the net assets of the Constituent Corporations which was available for the payment of dividends immediately prior to the merger, to the extent that the value thereof is not transferred to stated capital by the issuance of shares or otherwise, shall continue to be available for the payment of dividends by the Surviving Corporation.

5. The directors and officers of the Surviving Corporation shall, at the Effective Date be the officers, directors of the Nevada Corporation.

6. The name of the Surviving Corporation shall, at the Effective Date be changed to "China Natural Resources, Inc."

ARTICLE III

The Articles of Association and Memorandum of Association of the British Virgin Islands Corporation, as filed with the Companies Registry in the British Virgin Islands, shall constitute the Articles of Association and Memorandum of Association of the Surviving Corporation, until further amended in the manner provided by law.

ARTICLE IV

The manner and basis of converting the shares of each of the Constituent Corporations into shares of the Surviving Corporation is as follows:

1. The 7,100,000 shares of stock of the British Virgin Islands Corporation now owned and held by the Nevada Corporation shall be canceled and no shares of stock of the British Virgin Islands Corporation shall be issued in respect thereto.

2. Each share of common stock of the Nevada Corporation shall be converted into one fully paid and non-assessable Share of common stock of the British Virgin Islands Corporation and each share of Preferred Stock of the Nevada corporation shall be converted into one fully paid and non-assessable share of preferred stock of the British Virgin Islands corporation.

After the Effective Date of the Merger, each owner of an outstanding certificate or certificates theretofore representing shares of the Nevada Corporation shall be entitled, upon surrendering such certificate or certificates to the Surviving Corporation, to receive in exchange therefore a certificate or certificates representing the number of shares of stock of the Surviving Corporation into which the shares of the Nevada Corporation theretofore represented by the surrendered certificate or certificates shall have been converted as hereinbefore provided. Until so surrendered, each outstanding certificate which, prior to the effective date of the merger, represented shares of the Nevada Corporation shall be deemed, for all corporate purposes, to represent the ownership of the common stock of the Surviving Corporation on the basis hereinbefore provided. The shareholders of the Nevada Corporation shall be entitled to such dissenting shareholder rights as are provided by the corporation law of the State of Nevada.

ARTICLE V

The Nevada Corporation shall pay all expenses of carrying this Agreement and Plan of Merger into effect and accomplishing the merger herein provided for.

ARTICLE VI

If at any time the Surviving Corporation shall consider or be advised that any further assignment or assurance in law is necessary or desirable to vest in the Surviving Corporation the title to any property or rights of the Nevada Corporation, the proper officers and directors of the Nevada Corporation shall, and will execute and make all such proper assignments and assurances in law and do all things necessary or proper to thus vest such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement and Plan of Merger.

ARTICLE VII

This Agreement and Plan and of Merger has been submitted to and approved by the shareholders of each of the Constituent Corporations, as provided by law, and shall take effect upon the filing of Articles of Merger with the office of the Companies Registry in the British Virgin Islands and with the Department of Commerce, Division of Corporations of the State of Nevada. Anything herein or elsewhere to the contrary notwithstanding, this Agreement and Plan of Merger may be abandoned by either of the Constituent Corporations by an appropriate resolution of its board of directors at any time prior to its approval or adoption by the shareholders and stockholders thereof, or by the mutual consent of the Constituent Corporations evidenced by appropriate resolutions of their respective boards of directors, at any time prior to the effective date of the merger.

IN WITNESS WHEREOF, the British Virgin Islands Corporation and the Nevada Corporation, pursuant to the approval and authority duly given by resolutions adopted by their respective boards of directors and shareholders have caused this Plan and Agreement of Merger to be executed by the President of each party hereto.

CHINA RESOURCES DEVELOPMENT, INC.
a Nevada corporation

By: /s/ CHING LUNG PO
Name: Ching Lung Po
Title: CEO

BILLION LUCK COMPANY LTD.
a British Virgin Islands corporation

By: /s/ TAM CHEUK HO
Name: Tam Cheuk Ho
Title: Director

NEVADA DISSENTERS' RIGHTS STATUTE

RIGHTS OF DISSENTING OWNERS

       NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

       (Added to NRS by 1995, 2086)

       NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

       (Added to NRS by 1995, 2087)

       NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

       (Added to NRS by 1995, 2087)

       NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

       (Added to NRS by 1995, 2087; A 1999, 1631)

       NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

       (Added to NRS by 1995, 2087)

       NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

       (Added to NRS by 1995, 2087)

       NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

       (Added to NRS by 1995, 2087)

       NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

       (Added to NRS by 1995, 2087)

       NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

(Added to NRS by 1995, 2087)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

            (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

            (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

(2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

(Added to NRS by 1995, 2088)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

(Added to NRS by 1995, 2089)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

(Added to NRS by 1995, 2089; 1999, 1631)

NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089)

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter's notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

(Added to NRS by 1995, 2090)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation's registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation's estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2090)

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

(Added to NRS by 1995, 2091)

NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

(Added to NRS by 1995, 2091)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091)

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to NRS by 1995, 2092)

DEMAND FOR PAYMENT

NOTE: THIS FORM IS TO BE COMPLETED AND RETURNED ONLY IF YOU DESIRE TO EXERCISE DISSENTERS' RIGHTS AND PURSUE THE APPRAISAL PROCEEDINGS REQUIRED IN CONNECTION THEREWITH.

Pursuant to the dissenters' rights granted under the Nevada Dissenter's Rights Stature (the "Dissenters Rights Section") of the Nevada Revised Statues (the "NRS"), the undersigned, in connection with the merger of China Resources Development, Inc. (the "Company") and Billion Luck Company, Ltd. ("Billion Luck"), a British Virgin Islands corporation, and wholly owned subsidiary the Company, with Billion Luck as the surviving corporation, does hereby certify as follows:

(1) The undersigned has received a copy of the Information Statement, dated as of October 15, 2004 distributed by the Company, with all Appendixes referred to therein including, without limitation, the text of the Dissenters' Rights Section of the NRS.

(2) The undersigned is the (CHECK ONE) / / record holder / / beneficial owner of the number of shares of the Common Stock/Preferred Stock of the Company (the "Shares") set forth in the lettered paragraphs below. The undersigned certifies that he or she acquired beneficial ownership of the shares before August 15, 2004, which is the date of the first announcement to the shareholders of the terms of the proposed merger.

(3) If a record holder, the undersigned hereby asserts dissenter's rights and demands payment, pursuant to the Dissenters' Rights Section, on behalf of (CHECK ONE) / / itself and/or / / the beneficial owner(s) whose name(s) and address(es) is (are) listed below, with respect to all Shares owned by the undersigned as set forth in paragraph A below and/or held on behalf of such beneficial owner(s) as set forth in paragraph B below. If the undersigned is asserting dissenter's rights on behalf of a beneficial owner, the undersigned has received a representation from the beneficial owner that such owner owns the total number of Shares set forth with respect to such holder in paragraph B below.

(4) If a beneficial owner, the undersigned hereby asserts dissenter's rights and demands payment, pursuant to the Dissenters' Rights Section, with respect to all Shares owned by the undersigned whether held as record owner or as beneficial owner, including, without limitation, those held on the undersigned's behalf by the record holder specified in paragraph C below. NOTE: A BENEFICIAL OWNER WHO ASSERTS DISSENTER'S RIGHTS ON HIS OR HER OWN BEHALF MUST OBTAIN THE WRITTEN CONSENT OF THE RECORD HOLDER OF HIS OR HER SHARES TO DO SO, a form of which is attached hereto as Exhibit A.

NOTE: IF THE SPACE PROVIDED HEREIN IS INADEQUATE, THE CERTIFICATE NUMBERS AND/OR THE NUMBER OF SHARES SHOULD BE LISTED ON A SEPARATE SCHEDULE ATTACHED TO THIS DEMAND FOR PAYMENT FORM.

A. To be completed by record holders asserting dissenters' rights on behalf of themselves:

Exact name and address of beneficial owner (including zip code)	Date(s) Shares were acquired	Number of shares held of record and beneficially owned by record holders
Taxpayer Identification or Social Security Number	Telephone number, including area code	

B. To be completed by record holders asserting dissenters' rights on behalf of beneficial owners:

Exact name and address of record holder (including zip code)		Taxpayer Identification or Social Security
Exact name and address (including zip code) of beneficial owner on whose behalf record holder is asserting dissenters rights	Date(s) beneficial ownership was acquired	Number of shares held by record holder on behalf of beneficial owner
Taxpayer Identification of Social Security Number	Telephone number, including area code	

NOTE: A RECORD HOLDER WHO IS ASSERTING DISSENTERS' RIGHTS ON BEHALF OF MORE THAN ONE BENEFICIAL OWNER MUST COMPLETE PARAGRAPH B ON A SEPARATE SHEET FOR EACH SUCH BENEFICIAL OWNER.

C. To be completed by beneficial owners exercising dissenters' rights on behalf of themselves:

Exact name and address of beneficial owner (including zip code)	Date(s) beneficial ownership was acquired	Total number of shares owned, beneficially or otherwise, by the beneficial owner
Taxpayer Identification of Social Security Number	Telephone number, including area code	
Exact name and address of record holder of Shares owned by beneficial owner		Number of shares owned by beneficial owner and held by record owner
Taxpayer Identification of Social Security Number	Telephone number, including area code	

NOTE: A BENEFICIAL OWNER WHO DESIRES TO EXERCISE DISSENTER'S RIGHTS MUST COMPLETE PARAGRAPH C ON A SEPARATE SHEET FOR EACH RECORD HOLDER INCLUDING SUCH BENEFICIAL OWNER, IF APPLICABLE.

SHAREHOLDERS OF RECORD AND BENEFICIAL OWNERS WHO DESIRE TO EXERCISE THEIR DISSENTERS' RIGHTS MUST DEMAND PAYMENT FOR THEIR SHARES BY COMPLETING THIS DEMAND FOR PAYMENT FORM AND RETURNING IT AS INSTRUCTED IN THE DISSENTERS' NOTICE TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, CERTIFICATES REPRESENTING ALL SHARES OWNED OR HELD (AS DESCRIBED ABOVE) AND ANY OTHER REQUIRED DOCUMENTS, SO THAT SUCH DOCUMENTS AND CERTIFICATES ARE RECEIVED BY THE COMPANY BY NOVEMBER 5, 2004 (THE "DEMAND DATE").

FOR DISSENTERS' RIGHTS TO BE PERFECTED, THE COMPANY MUST HAVE RECEIVED THE COMPLETED DEMAND FOR PAYMENT FORM AND THE CERTIFICATES REPRESENTING SHARES, AND ANY OTHER REQUIRED DOCUMENTS, BY THE DEMAND DATE. A SHAREHOLDER WHO ELECTS TO EXERCISE DISSENTER'S RIGHTS SHOULD MAIL THE COMPLETED DEMAND FOR PAYMENT FORM, THE CERTIFICATES REPRESENTING THE SHARES AND ANY OTHER REQUIRED DOCUMENTS TO THE ADDRESS AND PURSUANT TO THE INSTRUCTIONS CONTAINED IN THE DISSENTERS' NOTICE.

SIGN HERE

IN WITNESS WHEREOF, the undersigned has executed this Demand for Payment Form on the date set forth below.

_____
Signature of Record Holder/Beneficial Owner

Dated: _____ ___, 20__

Name(s): _____
                                 (Please Print)

Capacity (full title): _____

Address: _____

_____
                                 (zip code)

Area Code and Tel. No.: _____

TO DEMAND FOR PAYMENT FORM

**CONSENT BY RECORD HOLDER TO ASSERTION
OF DISSENTERS' RIGHTS BY BENEFICIAL OWNER**

The undersigned is the record holder for the benefit of the below-named beneficial owner (the "Beneficial Owner") of the number of shares (the "Shares") of Common Stock/ Preferred Stock of China Resources Development, Inc., a Nevada corporation (the "Company") set forth opposite the signature of the undersigned. In connection with the merger of the Company and Billion Luck Company Ltd., a British Virgin Island corporation and wholly owned subsidiary of the Company, with Billion Luck as the surviving corporation, the undersigned does hereby consent to the assertion by the Beneficial Owner of dissenter's rights under the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned record holder has executed this Consent on the date set forth below.

_____	_____
Number of Shares held by record holder on behalf of beneficial owner	Signature of Record Holder
	_____
	Taxpayer Identification or Social Security Number
	Dated: _____ __, 20__
	Exact name(s) of beneficial owner(s): _____
	(Please Print)
	Capacity (full title): _____
	Address: _____
	_____
	Area Code and Tel. No.: _____

NOTE: A RECORD HOLDER WHO DESIRES TO CONSENT TO THE ASSERTION OF DISSENTERS' RIGHTS BY MORE THAN ONE BENEFICIAL OWNER MUST PROVIDE A SEPARATE EXHIBIT A FOR EACH SUCH BENEFICIAL OWNER.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Nevada Law

China Resources is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a corporation may indemnify directors or officers who were, are, or are threatened to be made party in a completed, pending or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of the person's being or having been an officer or director of the corporation or serving in certain capacities at the request of the corporation. The person to be indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to be the best interests of the corporation, and with respect to any criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

British Virgin Islands Law

Subject to any limitations in a corporation's Memorandum of Association or Articles of Association, British Virgin Islands law allows a corporation to indemnify, against all expenses, judgments, fines and amounts paid in settlement and reasonably incurred, any person who (1) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings by reason of the fact that the person is or was a director, officer or liquidator of the company or (2) is or was, at the company's request, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another entity; provided, however, that such person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. Billion Luck's Articles of Association provide that the company may indemnify any person referred to in the preceding sentence if such person has been successful in defending any proceeding of the type described in the preceding sentence, regardless of whether such person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, had reasonable cause to believe that his or her conduct was unlawful.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger (included as Annex C to Information Statement Statement/Prospectus)*
3.1	Memorandum of Association Billion Luck (included as Annex A to Information Statement Statement/Prospectus)*

Exhibit Number	Description of Exhibit
3.2	Articles of Association Billion Luck (included as Annex B to Information Statement Statement/ Prospectus)*
3.3	Articles of Incorporation of the Registrant, filed on January 15, 1986 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, and incorporated herein by reference.)
3.4	By-laws of the Registrant (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, and incorporated herein by reference.)
3.5	Certificate of Amendment of Articles of Incorporation of the Registrant, filed on November 18, 1994 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, and incorporated herein by reference.)
3.6	Certificate of Amendment of Articles of Incorporation of the Registrant, filed on November 18, 1994 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994, and incorporated herein by reference.)
3.7	Certificate of Amendment of Articles of Incorporation of the Registrant, effective March 31, 1995, and filed on June 19, 1995 (Filed with Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1995, and with Current Report on Form 8-K dated June 19, 1995, and incorporated herein by reference.)
3.8	Certificate of Amendment of Articles of Incorporation of the Registrant, effective December 30, 1996 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.)
3.9	Amended and Restated By-laws of the Registrant, as amended on December 30, 1996 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.)
4.1	Certificate of Designation of Series B Convertible Preferred Stock, filed on December 13, 1995 (Filed with Current Report on Form 8-K dated March 8, 1996, and incorporated herein by reference.)
4.2	Certificate of Amendment of Certificate of Designation of Series B Convertible Preferred Stock, effective December 31, 1997 (Filed with Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.)
5.2	Opinion of Walkers BVI**
8.1	Opinion of Horwath, Kam & Company*
10.1	China Resources Development, Inc., 1995 Stock Option Plan, adopted as of March 31, 1995 (Filed as Exhibit 10.18 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1995, and the Current Report on Form 8-K dated June 19, 1995, and incorporated herein by reference.)
10.2	China Resources Development, Inc., Amended and Restated 1995 Stock Option Plan, as amended on December 30, 1996 (Filed as Exhibit 10.34 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.)
10.3	Employment Agreement between the Company and Tam Cheuk Ho, dated February 1, 1999 (Filed as Exhibit 10.43 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.)
10.4	Employment Agreement between the Company and Wong Wah On, dated February 1, 1999 (Filed as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.)
10.5	Service Agreement between the Company and Ching Lung Po, dated February 1, 1999 (Filed as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.)
10.6	Agreement for the Sale and Purchase of Shares in HARC by and between the Farming Bureau and Shenzhen Shenhua Investment Co. Ltd. dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.27 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.7	Agreement for the Sale and Purchase of Shares in HARC by and between the Farming Bureau and Shenzhen Fengsun Development Co. Ltd. dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.28 to Current Report on Form 8-K filed May 17, 2001, and incorporated hereinby reference.)

Exhibit Number	Description of Exhibit
10.8	Agreement for the Sale and Purchase of Shares in HARC by and between the Farming Bureau and Hainan Zhongwei Trading Co. Ltd. dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.29 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.9	Agreement for the Sale and Purchase of Shares in HARC by and between the Farming Bureau and Shenzhen Chaopeng Investment Co. Ltd. dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.30 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.10	Agreement for the Sale and Purchase of Shares in HARC by and between the Farming Bureau and Shenzhen Feishang Development Co. Ltd. dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.31 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.11	Form of Declaration of Trust (Certified English translation of original Chinese version filed as Exhibit 10.32 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.12	Agreement for the Sale and Purchase of Shares in Xilian Timber Mill by and between HARC and the Farming Bureau dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.33 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.13	Agreement for the Sale and Purchase of Shares in Hainan Weilin by and between HARC and the Farming Bureau dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.34 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
10.14	Agreement for the Sale and Purchase of Shares in Hainan Sundiro Motorcycle Co. Ltd. by and between HARC and the Farming Bureau dated April 17, 2001 (Certified English translation of original Chinese version filed as Exhibit 10.35 to Current Report on Form 8-K filed May 17, 2001, and incorporated herein by reference.)
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Walkers BVI (included in Exhibit 5.2 hereof)**
99.1	Form 10-KSB for period ended December 31, 2003*
99.2	Form 10-QSB for the period ended June 30, 2004*

_____

* Filed herewith
** To be filed by amendment

Item 21. Undertakings.

(a)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)   (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the

registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, each registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 23rd day of September, 2004.

CHINA RESOURCES DEVELOPMENT, INC.

By: /s/ CHING LUNG PO
Name: Ching Lung Po
Title: Chief Executive Officer

Each person whose signature appears below, constitutes and appoints Ching Lung Po with full power to act without the other, as such person's true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments to such registration statements and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

By: /s/ CHING LUNG PO Name: Ching Lung Po	President, Chairman of the Board of Directors, Chief Executive Office	September 23, 2004
By: /s/ TAM CHEUK HO Name: Tam Cheuk Ho	Chief Financial Officer/Director	September 23, 2004
By: /s/ WONG WAH ON Name: Wong Wah On	Financial Controller/Director/Secretary	September 23, 2004
By: /s/ LAM KWAN SING Name: Lam Kwan Sing	Director	September 23, 2004
By: /s/ NG KIN SING Name: Ng Kin Sing	Director	September 23, 2004
By: /s/ LO KIN CHEUNG Name: Lo Kin Cheung	Director	September 23, 2004

Pursuant to the requirements of the Securities Act, each registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 23rd day of September, 2004.


BILLION LUCK COMPANY LTD.


By: /s/ CHING LUNG PO
Name: Ching Lung Po
Title: Director

Each person whose signature appears below, constitutes and appoints Ching Lung Po with full power to act without the other, as such person's true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments to such registration statements and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

By: /s/ CHING LUNG PO   Director   September 23, 2004
Name: Ching Lung Po

By: /s/ TAM CHEUK HO   Director   September 23, 2004
Name: Tam Cheuk Ho

By: /s/ WONG WAH ON   Director   September 23, 2004
Name: Wong Wah On